OMB APPROVAL
OMB Number: 3235-0721 Expires: December 31, 2028 Estimated average burden hours per response 159.83

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	June 30, 2026

Scholar Hospitality Holdings I LLC

(Exact name of issuer as specified in its charter)

Delaware	42-1930164
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

40 East Montgomery Ave, Suite 414, Ardmore PA 19003

(Full mailing address of principal executive offices)

610-285-1503

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management Discussion and Analysis

Scholar Hospitality Holdings I LLC are Delaware limited liability companies formed in April 2026. The Company was formed primarily to acquire hospitality and retails properties in State College, Pennsylvania. The hotels and retail center targeted by the Company are anchored and in close proximity to Penn State University. The Company will acquire all or a portion of the special purpose vehicles (“SPV”s) that current own the properties.

The identified properties are expected to generate positive cash flow after capital and ordinary expenditures. The Company may also take any action incidentally and conducive to the furtherance of the aforementioned purposes. The Company will invest all net proceeds of this Offering and all annual net returns of the Asset Portfolio into the Asset Portfolio and the management thereof. As of the date of filing, the Company remains in a start-up phase whereby all its activities are directed to bringing a valid and formative offering of its securities to market. Current activities are predominantly focused upon marketing the offering to potential investors through social media, print and podcast promotion. To date, the Sponsor has advanced all funds for all expenses incurred by the Company.

Management’s activities have been focused on bringing a unique real estate investment opportunity to market, which provides an identified group of commercial real estate assets to individual unaccredited retail and accredited (e.g., high net worth, institutional) investors alike. Scholar Hospitality Holdings I LLC’s offering under and in accordance with the U.S. Securities and Exchange Commission (“SEC”) Regulation A – Tier 2 was qualified (i.e., effective) on May 13, 2026. Following qualification and to date, Management has been marketing the offering to potential investors.

1

Item 3. Financial Statements

SCHOLAR HOSPITALITY HOLDINGS I LLC

FINANCIAL STATEMENTS

(UNAUDITED) AS OF JUNE 30, 2026

Prepared for internal use in connection with the Company’s semi-annual report on Form 1-SA

These financial statements have not been audited or reviewed by an independent accountant.

SCHOLAR HOSPITALITY HOLDINGS I LLC

C O N T E N T S

SCHOLAR HOSPITALITY HOLDINGS I LLC

BALANCE SHEET (unaudited)

JUNE 30, 2026

ASSETS
Current Assets
Checking/Savings
Escrow Bank Account	5,000.00
Total Checking/Savings	5,000.00
Total Current Assets	5,000.00
TOTAL ASSETS	5,000.00

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Current Liabilities
Other Current Liabilities
Contingent Stock	5,000.00
Total Other Current Liabilities	5,000.00
Total Current Liabilities	5,000.00
Total Liabilities	5,000.00
Members’ Equity	0.00
TOTAL LIABILITIES AND MEMBERS’ EQUITY	5,000.00

The accompanying notes are an integral part of these financial statements.

SCHOLAR HOSPITALITY HOLDINGS I LLC

STATEMENT OF OPERATIONS

(unaudited)

JANUARY 1, 2026 (INCEPTION APRIL 14, 2026) THROUGH JUNE 30, 2026

Net Income	0.00

The accompanying notes are an integral part of these financial statements.

SCHOLAR HOSPITALITY HOLDINGS I LLC

STATEMENT OF CASH FLOWS

(unaudited)

JANUARY THROUGH JUNE 2026

OPERATING ACTIVITIES
Adjustments to reconcile Net Income to net cash provided by operations:
Contingent Stock	5,000.00
Net cash provided by Operating Activities	5,000.00
Net cash increase for period	5,000.00
Cash at end of period	5,000.00

The accompanying notes are an integral part of these financial statements.

SCHOLAR HOSPITALITY HOLDINGS I LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2026

NOTE 1 - ORGANIZATION

Scholar Hospitality Holdings I LLC (the Company) is a limited liability company formed on April 14, 2026 under the laws of the state of Delaware. The Company was organized to engage in hospitality-related investments and operations, including the ownership, development, and management of lodging and related service businesses.

As of June 30, 2026, the Company had total assets of $5,000, consisting of cash held in an escrow bank account, and total liabilities of $5,000, consisting of contingent stock. The Company has not commenced principal operations and has not generated revenue for the period from inception (April 14, 2026) through June 30, 2026.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation

These financial statements are unaudited and have been prepared by management for internal use in connection with the Company’s semi-annual report on Form 1-SA. They have not been audited or reviewed by an independent accountant.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for income taxes has been recorded in the accompanying financial statements. The Company’s taxable income or loss will be reported by its members on their respective income tax returns. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 3 - SUBSEQUENT EVENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 855-10 establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before the date the financial statements are available to be issued. Management has evaluated subsequent events through the date these financial statements were available to be issued.

Subsequent to June 30, 2026, the Company received an additional $45,000 in contingent stock.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	Scholar Hospitality Holdings I LLC

By (Signature and Title)

Date	August 24, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)		Managing Member

Date	August 24, 2026

2